THE CHUBB CORPORATION
15 Mountain View Road, P.O. Box 1615, Warren, New Jersey 07061-1615

June 16, 2006
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	The Chubb Corporation Form 10-K For the Fiscal Year Ended December 31, 2005 File No. 001-08661
Dear Mr. Rosenberg:
     In response to your letter of May 18, 2006, the following supplemental information is provided. Our responses are by topic in the sequence such topics are addressed in your letter. For convenience in reviewing the responses, each comment is reprinted prior to the response.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Estimates and Uncertainties, page 39
1.	We believe your disclosure regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe, in order to meet the principal objectives of MD&A, this disclosure should enable the investor to understand 1) management’s process for establishing the estimate 2) the reasons for changes in the historical estimate 3) whether and to what extent management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 4) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments listed below. Please also consider providing any additional information, in disclosure-type format, to achieve this objective.

a.	Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented. We note you currently present the amounts by segment but we believe more disaggregate information by business or tail is beneficial.
     Please see our response to comment 1(b)(ii).
b.	We note on page 39 you identify your short and long tail business classes. We are aware that there are different methodologies for the short-tail vs. long-tail business. Please provide a description of the methodology used by tail or by line of business in addition to your current disclosure. Your current disclosure describes different analyses that are used to estimate loss reserves for long tail classes where anticipated loss experience is less predictable but it does not appear to fully describe how the reserve process is different (i.e. specific actuarial methods and/or assumptions used) for all short and long tail business.
     As noted on page 40 of our 2005 Form 10-K, our actuaries use a variety of estimation methods, many of which utilize analyses of historical patterns of the development of paid and reported losses by accident year. The same methods can often be applied to both short-tail and long-tail classes. Each method has pattern, parameter and/or judgmental dependencies. The manner of application and the degree of reliance on a given method will vary by class of business and by accident year based on our actuaries’ evaluation of these dependencies and the potential volatility of the loss frequency and severity patterns.
     The standard triangle loss development factor (LDF) method, for example, assumes that the IBNR yet to emerge for an accident year is proportional to the paid or reported loss amount observed so far. For short-tail classes, the emergence of paid and incurred losses is likely indicative of ultimate losses. For these classes, the LDF method is generally relatively straightforward to apply and usually requires only modest extrapolation. For long-tail classes, applying the LDF method often requires more judgment in selecting development factors as well as more significant extrapolation. For those long-tail classes with high frequency and relatively low per-loss severity (e.g. workers’ compensation), volatility will often be sufficiently modest for the LDF method to be given significant weight, except in the most recent accident years.

     For certain long tail classes of business, however, anticipated loss experience is less predictable because of the small number of claims and/or erratic claim severity patterns. These classes include directors and officers liability, errors and omissions liability and commercial excess liability, among others. For these classes, the emergence of paid and incurred losses to date may not be indicative of ultimate losses. The LDF method may still be applied but given less weight except for older accident years. More weight is given to other methodologies, each with its own pattern, parameter and/or judgmental dependencies. For example, the expected loss method judgmentally sets an estimate of ultimate losses for each accident year based on an evaluation of recent trends and the current risk environment. This estimate is adjusted as the accident year matures and the statistical credibility of loss experience increases.
     We will revise our future Form 10-K filings to include the above disclosure.
In addition, please disclose the following:
i.	Please disclose your process for calculating the IBNR reserve. It is our understanding that companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.
     We estimate the ultimate cost of all claims for each class of business. From this amount, we subtract cumulative paid losses and loss expenses and outstanding case reserves to establish the IBNR reserve. We will disclose this information in future Form 10-K filings.
ii.	In addition, we note you provide the percentage of your aggregated net loss reserves which represent IBNR losses. Because IBNR reserve estimates are more imprecise, please provide the amount of gross IBNR separately from case reserves for each line of business or by tail.
     In future Form 10-K filings, we will disclose IBNR reserves separately from case reserves for each class of business.
     We note that you ask that we provide this information on a gross basis. We believe that this disclosure would be more meaningful if we present it on a net of reinsurance basis because incurred losses are presented in the income statement on a net basis, our discussion and analysis of the impact of losses on our results of operations is on a net basis and the reconciliation of beginning and ending loss reserves, which shows the impact of prior year loss development on our operating results, is on a net basis.

iii.	Please describe the nature and frequency of your procedures for determining management’s best estimate of loss reserves on both an annual and interim reporting basis.
     Our actuaries perform a comprehensive annual review of loss reserves for each class of business in January prior to the determination of the year end carried reserves. The review process is discussed on page 40 of our Form 10-K for the year ended December 31, 2005. A similar, but somewhat less comprehensive, review is performed in July of each year for the major classes of business prior to the determination of the June 30 carried reserves. At the end of the first and third quarters, our actuaries review the emergence of paid and reported losses relative to expectations.
     Management meets with the actuaries at the end of each quarter to review the results of the latest loss reserve analysis. Based on this review, management determines the carried reserve for each class of business. This process as well as the factors considered are also discussed on page 40 of our 2005 Form 10-K.
     We will revise our future filings to include the above disclosure about our quarterly procedures for determining the carried loss reserves.
c.	Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e., represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the methodology used, how you determine the provision for uncertainty.
     While it is true that the ultimate disposition of unpaid losses is highly uncertain, our loss reserves do not include a specific provision for uncertainty. Using all available data, our actuaries select an indicated loss reserve amount for each class of business based on their various assumptions, projections and methods. The indicated amount is not expected to be precisely the ultimate liability. As noted above, management determines the carried reserve for each class of business after meeting with the actuaries to review their latest loss reserve analysis. In making the determination, management considers numerous factors, described on pages 40-41 of our 2005 Form 10-K, that contribute to the uncertainty in the reserve setting process.

d.	We note you identify loss development factors and loss cost trend factors as important assumptions for the overall loss reserving process. Please identify and describe the key assumptions that materially affect the estimate of the reserve (f)or loss and loss adjustment expenses for each line of business or tail.
     The process of estimating loss reserves relies on the basic assumption that past experience, adjusted for the effects of current developments and likely trends, is an appropriate basis for predicting future outcomes. As part of that process, our actuaries use a variety of actuarial methods that analyze loss experience, recent trends and other relevant factors.
     In completing their actuarial reserve analysis, our actuaries are required to make numerous assumptions. In addition to loss development factors and loss cost trend factors, other key assumptions that could materially affect our loss reserve estimates include rate level indices; exposure base indices; adjustments for the effects of coverage changes, limit profiles, re-underwriting efforts and business mix shifts; the effects of regulatory and legislative reforms; and the effects of changes in claim handling practices. Given the nature, number and complexity of these assumptions, they do not lend themselves to ready quantification.
     The many variables that could materially affect our loss reserve estimates are also subject to the outcome of future events, both external and internal, many of which are highly uncertain. In addition, potential claims and coverage issues that arise as legal, judicial and social conditions change can have a negative effect on our loss reserves either by extending coverage beyond the original underwriting intent or by increasing the number or size of claims. The impact on our loss reserve estimates of future events and potential claims and coverage issues is extremely hard to predict and cannot be quantified. On pages 40 and 41 of our 2005 Form 10-K, we identify the most significant potential changes that we believe could materially affect our estimate of loss reserves.

In addition, please disclose the following:
i.	For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.
     Because loss reserve estimates are subject to the outcome of future uncertain events that may not occur until well in the future, changes in estimates are natural and unavoidable as those events play out to ultimate resolution over time. Although we make numerous assumptions in establishing our reserve estimates, changes in our estimates generally are not the result of changes in any one of such assumptions. In addition, changes in our incurred loss estimates are driven by our actual (including paid) loss experience as well as our judgments regarding changes in trends and emerging patterns and changes in the other factors set forth on pages 40 and 41 of our 2005 Form 10-K. Changes in such estimates result in prior year loss development, which is reflected in operating results in the period in which the estimates are changed. On pages 46 and 47 of our 2005 Form 10-K, we disclose the amount of prior year loss development for the periods presented and discuss the most significant factors that were responsible for the changes in estimates.
ii.	Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in i. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.
     Management regularly adjusts the assumptions used in calculating the estimate of loss reserves in response to changes in trends and/or emerging patterns. In those instances where we primarily utilize analyses of historical patterns of the development of paid and reported losses, this may be reflected, for example, in the selection of revised loss development factors. In those long tail classes of business where loss experience is less predictable, this may be reflected in a judgmental change in our estimate of ultimate losses for particular accident years. Since the myriad assumptions themselves are not subject to ready quantification, neither are the many ways in which they may be adjusted over time.

e.	In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely. We believe that disclosure that disaggregates inherently different lines or tails is more meaningful than aggregated reserve volatility disclosure.
     Due to the inherent complexity of the loss reserving process and the potential variability of the assumptions used, the actual emergence of losses could vary, perhaps substantially, from the estimate of losses included in our financial statements, particularly when settlements may not occur until well into the future. Since our net loss reserves at December 31, 2005 were $18.7 billion, a relatively small percentage change in the estimate of net loss reserves could have a material effect on our future operating results.
     To provide disclosures that would quantify the effect that reasonably likely changes in key assumptions may have on reported results, we would need to try to address each of the individual estimates and assumptions that were considered to be critical in the loss reserving process. All methods do not utilize the same assumptions and typically no single method is determinative in the reserve analysis for a class of business. Therefore, we do not believe that it is generally practicable to meaningfully quantify the specific effect that a change in a single assumption would have on reported results. Even if it were feasible, we question whether such voluminous quantitative information would assist investors in understanding our financial performance.
     Moreover, for those classes of business – professional liability and commercial casualty (which includes the vast majority of our asbestos and toxic waste exposure) – for which our estimate of loss reserves is subject to the greatest potential variability, a significant portion of that variability is due to potential changes in judicial interpretations, potential legislative actions and potential claims and coverage issues. It is not possible to quantify the impact of these potentialities on our future operating results until they become manifested.

2.	We note your reinsurance ceded disclosure on page 28. Please discuss and quantify the effect that your ceded reinsurance activities had on financial position, results of operations, and cash flow for the periods presented. Also discuss the expected effect that the changes you disclose to your past reinsurance strategies may have on your financial position, results of operations and cash flows. In addition, you disclose that your ability to cede future losses for certain coverages, such as terrorism, will continue to be limited and expensive in 2006. Disclose the expected effect of these reinsurance limitations on your financial position, operating results and cash flows.
     Most of our ceded reinsurance arrangements consist of excess of loss and catastrophe contracts that protect against a specified part or all of certain types of losses over stipulated amounts arising from any one occurrence or event. Unless we incur losses that exceed our initial retention under the terms of these contracts, we do not receive any loss recoveries. As a result, in most years, we cede premiums to other insurance companies and receive few, if any, loss recoveries. However, in a year in which there is a significant catastrophic event (such as Hurricane Katrina) or a series of large individual losses, we may receive substantial loss recoveries.
     As you note, on page 28 of our 2005 Form 10-K, we disclose the major components of our reinsurance program. In addition, in Note 9 of the Notes to our 2005 Consolidated Financial Statements, we provide quantitative information about the effect that our ceded reinsurance activities had on our results of operations for the periods presented. In future filings, we will reference the reinsurance note in our reinsurance discussion within Management’s Discussion and Analysis.
     In our 2005 Form 10-K, we noted that we discontinued a casualty per risk excess of loss treaty in 2004 as the result of underwriting actions that we believe made this treaty no longer economical and we discontinued our professional liability per risk excess of loss treaty and a surety per risk excess of loss treaty in 2005 for the same reason. We believe that these changes to our reinsurance strategies will not have a material effect on our financial position, results of operations or cash flows. We will include this disclosure in future Form 10-K filings.
     Our limited ability to cede future losses for certain coverages, such as terrorism, will have an effect on our financial position, operating results and cash flows only if there is an event that subjects us to future losses. This is unpredictable and cannot be quantified. On pages 36 and 37 of our 2005 Form 10-K, we discuss our terrorism risk and the strategies and underwriting standards we have in place to manage this exposure. We also describe the provisions of the Terrorism Risk Insurance Act that serve to mitigate our exposure in the event of a large-scale terrorist attack, but we note that our deductible under the program is substantial, approximating $925 million in 2006. We also state that the occurrence of any large scale terrorist attack could have a material adverse effect on our results of operations, financial condition or liquidity.

Cash flows from Operating Activities, page F-6
3.	Explain to us why cash provided from increases in unearned premiums declined significantly in each year presented when earned premiums increased in each year. Direct us to disclosure explaining this trend or tell us why you did not explain this in the filing.
     Premiums are billed at the time insurance policies are written and are generally collected within 60 days. Premiums are earned on a pro rata basis over the terms of the policies. Therefore, the growth in earned premiums lags the growth in premiums written by about six months. Unearned premiums represent the portion of premiums written applicable to the unexpired terms of the insurance policies in force. The change in unearned premiums is a non-cash item as it has no impact on premiums received.
     The increase in unearned premiums and the increase in earned premiums are both a function of the growth in premiums written. The higher the growth in premiums written, the greater the increase in unearned premiums and, subsequently, earned premiums. Since our growth in premiums written has slowed substantially over the past two years, the increase in unearned premiums has declined significantly each year as has the increase in earned premiums.
     Earned premiums are a component of net income. Since the change in unearned premiums is a non-cash item, in the statement of cash flows the increase in unearned premiums is added to net income to calculate cash provided by operating activities.
     Since the decline in the increase in unearned premiums was not a determinant of cash flow, we believe that no additional disclosure is necessary.

Notes to Consolidated Financial Statements
Note 2. Transfer of Ongoing Reinsurance Assumed Business, page F-10
4.	Please tell us, in disclosure-type format, what specific accounting guidance you referenced for the transfer of your assets to Harbor Point Limited, including the recognition of the $171 million investment gain and the $33 million deferred gain. Please tell us the carrying values and fair values for the assets transferred to Harbor Point Limited and how the fair values of those assets were determined. Please discuss any continuing performance obligation you have related to the assets transferred and how those obligations were taken into consideration when determining the amount of gain recognized.
     As part of the transaction, we transferred our continuing reinsurance assumed business, including renewal rights, and the entire management team responsible for producing this business to Harbor Point Limited. These intangible assets had a carrying value of zero. The tangible assets transferred to Harbor Point were di minimus. In exchange, we received from Harbor Point $200 million of convertible notes and warrants to purchase common stock of Harbor Point. The notes and warrants represent in the aggregate on a fully diluted basis approximately 16% of Harbor Point. The other investors in Harbor Point contributed $1.3 billion in cash and received common stock.
     Paragraph 18 of APB Opinion No. 29 states that the fair market value of the asset received should be used to measure the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset if it is more clearly evident than the fair value of the asset surrendered. The fair value of the notes and warrants received was determined as the present value of our equity stake in Harbor Point based on our assessment of various conversion and exercise scenarios.
     The transaction resulted in a pre-tax gain of $204 million. Issue 6 of Emerging Issues Task Force (EITF) Issue No. 01-2, Interpretations of APB Opinion No. 29, Accounting for Nonmonetary Transactions, states that a partial gain should be recognized if an entity accounts for the ownership interest received using the equity method. The amount deferred is the portion of the gain represented by the economic interest retained. Since the notes and warrants do not possess all of the characteristics of in-substance common stock described in EITF Issue 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock, we are not currently using the equity method of accounting for our investment in Harbor Point. However, based on our 16% economic interest on a fully diluted basis, we deferred 16% of the gain, or $33 million. Our independent public accountants concurred with this accounting treatment.
     We do not have any continuing performance obligations related to the assets transferred to Harbor Point.
* * * * * * * * * *

     We appreciate the Staff’s efforts to assist us in complying with applicable disclosure requirements and enhancing the overall disclosure in our Form 10-K. We acknowledge that: we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding any of the foregoing, please feel free to contact me at (908) 903-2301.

Sincerely,

Henry B. Schram Senior Vice President and
Chief Accounting Officer

cc:	Dana Hartz, Staff Accountant
Lisa Vanjoske, Assistant Chief Accountant